Exhibit 99.10

CONSENT OF RICHARD DELONG

The undersigned hereby consents to the references to, and the information derived from, the technical report entitled “South Railroad Project, Form 43-101F1 Technical Report, Updated Preliminary Feasibility Study, Elko County, Nevada”, and to the references, as applicable, to the undersigned’s name included in or incorporated by reference in the Registration Statement on Form F-10 (File No. 333-225539) of Gold Standard Ventures Corp.

Dated: April 17, 2020	/s/ Richard DeLong
Richard DeLong, QP MMSA, RG, PG